UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

MDC PARTNERS INC.

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

552697104

(CUSIP Number)

David S. Thomas, Esq.
Goldman, Sachs & Co.
200 West Street
New York, NY 10282
(212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
Mark H. Lucas, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

March 13, 2017

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
____________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	SCHEDULE 13D	Page 2 of 31 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,539,471 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,539,471 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,539,471 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.72% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

*
Reflects (i) 9,500,000 Class A Subordinate Voting Shares (the “Class A Shares”) of MDC Partners Inc. (the “Issuer”) issuable upon the conversion of 95,000 Series 4 Convertible Preference Shares (the “Preference Shares”) of the Issuer and (ii) 39,471 Class A Shares of the Issuer. The Series 4 Convertible Preference Shares are convertible as described herein.

**
The calculation is based on the 64,804,347 Class A Shares of the Issuer outstanding which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Securities Purchase Agreement, dated February 14, 2017, by and between the Issuer and Broad Street Principal Investments, L.L.C. (the “Purchase Agreement”) and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 3 of 31 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Goldman, Sachs & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC; AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,539,471 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,539,471 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,539,471 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.72% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD-PN-IA

*
Reflects (i) 9,500,000 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of the Issuer and (ii) 39,471 Class A Shares of the Issuer.  The Preference Shares are convertible as described herein.

**
The calculation is based on the 64,804,347 Class A Shares of the Issuer outstanding which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Purchase Agreement and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 4 of 31 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Broad Street Principal Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,500,000 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,500,000 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,500,000 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.66% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 9,500,000 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 64,804,347 Class A Shares of the Issuer outstanding which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Purchase Agreement and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 5 of 31 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,500,000 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,500,000 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,500,000 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.66% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects 9,500,000 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 64,804,347 Class A Shares of the Issuer outstanding which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Purchase Agreement and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 6 of 31 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
StoneBridge 2017 Offshore, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,500,000 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,500,000 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,500,000 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.66% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	Reflects 9,500,000 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Series 4 Convertible Preference Shares are convertible as described herein.

**
The calculation is based on the 64,804,347 Class A Shares of the Issuer outstanding which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Purchase Agreement and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

CUSIP No. 552697104	SCHEDULE 13D	Page 7 of 31 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bridge Street Opportunity Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
9,500,000 (See Items 3, 4 and 5)*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
9,500,000 (See Items 3, 4 and 5)*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,500,000 (See Items 3, 4 and 5)*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.66% (See Item 5)**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	Reflects 9,500,000 Class A Shares of the Issuer issuable upon the conversion of 95,000 Preference Shares of Issuer. The Preference Shares are convertible as described herein.

**
The calculation is based on the 64,804,347 Class A Shares of the Issuer outstanding which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Purchase Agreement and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

SCHEDULE 13D
Item 1. Security and Issuer.
This Schedule 13D (the “Schedule 13D”) relates to the Class A Shares of the Issuer. The principal executive offices of the Issuer are located at 745 Fifth Avenue, New York, NY 10151.
Item 2. Identity and Background.
(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

i.	The Goldman Sachs Group, Inc., a Delaware corporation (“GS Group”);

ii.	Goldman, Sachs & Co., a New York limited partnership (“Goldman Sachs”);

iii.	Broad Street Principal Investments, L.L.C., a Delaware limited liability company (“BSPI”);

iv.	StoneBridge 2017, L.P., a Delaware limited partnership (“SB Employee Fund”);

v.	StoneBridge 2017 Offshore, L.P., a Cayman Islands exempted limited partnership (“SB Employee Fund Offshore,” and together with SB Employee Fund, the “Employee Funds”);

vi.	Bridge Street Opportunity Advisors, L.L.C., a Delaware limited liability company (“Bridge Street” and together with the entities listed in (i) through (v), the “Reporting Persons”).

Goldman Sachs is a subsidiary of GS Group. Goldman Sachs is the manager of BSPI and Bridge Street and the investment manager of the Employee Funds.  BSPI directly holds 79,000 Preference Shares (which are convertible into Class A Shares of the Issuer as described herein).  GS Group is the direct owner of Bridge Street.  Bridge Street is the general partner of each Employee Fund, which collectively directly hold 16,000 Preference Shares (which are convertible into Class A Shares of the Issuer as described herein).

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal business office of each of the Reporting Persons is 200 West Street New York, NY 10282-2198.
(c) GS Group is a bank holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs is an investment banking firm and a member of the New York Stock Exchange and other national exchanges.

BSPI was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.

SB Employee Fund was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.

SB Employee Fund Offshore was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component.

Bridge Street is principally engaged in the business of being the general partner of the Employee Funds.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman Sachs, which is responsible for making all investment decisions for BSPI, SB Employee Fund, SB Employee Fund Offshore and Bridge Street on behalf of Goldman Sachs, are set forth in Schedule II-A hereto and are incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each executive officer of BSPI and Bridge Street, are set forth in Schedule II-B hereto and are incorporated herein by reference.
(d)–(e) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.
As more fully described herein, on February 14, 2017 the Issuer and BSPI entered into the Purchase Agreement, pursuant to which the Issuer agreed to issue and sell to BSPI and BSPI agreed to purchase (the “Private Placement”) 95,000 Preference Shares of the Issuer for a cash purchase price of $1000.00 per share, with an aggregate purchase price of $95,000,000 (the “Purchase Price”). The closing of the Private Placement was subject to receipt of NASDAQ listing approval and certain other customary closing conditions.
On March 6, 2017 BSPI assigned its right to purchase 11,813 Preference Shares of the Issuer to SB Employee Fund pursuant to an Assignment and Assumption Agreement (the “SB Employee Fund Assignment Agreement”).
On March 6, 2017 BSPI assigned its right to purchase 4,187 Preference Shares of the Issuer to SB Employee Fund Offshore pursuant to an Assignment and Assumption Agreement (the “SB Employee Fund Offshore Assignment Agreement” and together with the SB Employee Fund Assignment Agreement, collectively the “Assignment Agreements”).
On March 7, 2017, the Private Placement closed and BSPI acquired 79,000 Preference Shares of the Issuer, SB Employee Fund acquired 11,813 Preference Shares of the Issuer and SB Employee Fund Offshore acquired 4,187 Preference Shares of the Issuer.
The funds used by BSPI to purchase the Preference Shares were funded from the working capital of BSPI. The funds used by the Employee Funds to purchase the Preference Shares were funded from capital contributions from investors in the Employee Funds.
References to and descriptions of the Purchase Agreement and the Assignment Agreements set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Assignment Agreements, which are attached as Exhibit 1 and Exhibits 3 and 4 hereto and incorporated herein by this reference.
The funds for Class A Shares acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group and reported as beneficially owned in this Schedule 13D came from the working capital of Goldman Sachs or such other subsidiary.
Item 4. Purpose of Transaction.
Series 4 Convertible Preference Shares
The terms of the Preference Shares of the Issuer are set forth in the articles of amendment of the Issuer (as amended, the “Articles of Amendment”).  Such terms were added to the Articles of Amendment, in accordance therewith, pursuant to the filing of “Provisions Attaching to the Series 4 Convertible Preference Shares” on March 7, 2017.   Pursuant to the terms thereof and subject to the termination of applicable waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), or other applicable law, holders of the Preference Shares have the right to convert their Preference Shares, in whole at any time and from time to time, and in part at any time and from time to time after the ninetieth day following the original issuance date of the Preference Shares, into a number of Class A Shares equal to the then-applicable liquidation preference divided by the then-applicable conversion price at such time (the “Conversion Price”).  The initial liquidation preference of each Preference Share is $1,000.  In connection with the closing of the Private Placement, on March 13, 2017, GS Group filed a notification and report form and related materials under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice. Upon the earlier of (i) the receipt of early termination under the HSR Act or (ii) the expiration of all waiting periods under the HSR Act (such date the “Precedent Date”), which is expected to occur within thirty days after such filing, BSPI and the Employee Funds shall have the right to convert their Preference Shares into Class A Shares in whole at any time and from time to time, and in part at any time and from time to time after the ninetieth day following the original issuance date of the Preference Shares, subject to certain ownership limitations described herein.  The initial Conversion Price is $10.00 per Preference Share. The Conversion Price is subject to customary adjustments from time to time for share splits and combinations, dividends, recapitalizations and other matters, including weighted average anti-dilution protection for certain issuances of equity or equity-linked securities below the then applicable Conversion Price.
The liquidation preference of the Preference Shares accretes at 8.0% per annum, compounded quarterly until March 7, 2022. Holders of the Preference Shares are entitled to dividends in an amount equal to any dividends that would have been payable on the Class A Shares issuable upon conversion of the Preference Shares.
The Preference Shares are convertible at the Issuer’s option (i) on and after the two-year anniversary of the Issue Date, if the closing trading price of the Class A Shares over a specified period prior to conversion is at least 125% of the then-applicable Conversion Price or (ii) after March 7, 2022, if the closing trading price of the Class A Shares over a specified period prior to conversion is at least equal to the then-applicable Conversion Price.
Following certain change in control transactions of the Issuer in which holders of Preference Shares are not entitled to receive cash or qualifying listed securities with a value at least equal to the then-applicable liquidation preference plus accrued and unpaid dividends, (i) holders will be entitled to cash dividends on the liquidation preference at an increasing rate (beginning at 7%), and (ii) the Issuer will have a right to redeem the Preference Shares for cash at the greater of their liquidation preference plus accrued and unpaid dividends or their as-converted value.
Subject to certain limitations, the Preference Shares will not be convertible into Class A Shares if upon conversion the holder will beneficially hold more than 19.9% of the Issuer’s outstanding common shares or voting power. In the event that such restrictions would prevent the conversion of any Preference Shares, such Preference Shares will be converted into a separate newly authorized series of convertible preference shares of the Issuer, the Series 5 Convertible Preference Shares (the “Alternative Preference Shares”), at the same Conversion Price at which the Preference Shares would convert into Class A Shares. The Alternative Preference Shares, in turn, are convertible into Class A Shares on a one-to-one basis, subject to certain conversion rate adjustments.  The terms of the Alternative Preference Shares are set forth in the Articles of Amendment.  Such terms were added to the Articles of Amendment, in accordance therewith, pursuant to the filing of “Provisions Attaching to the Series 5 Convertible Preference Shares” on March 7, 2017.
In the event of any liquidation, dissolution or winding up of the Issuer, either voluntary or involuntary, the holders of the Preference Shares are entitled to receive, out of the assets of the Issuer available for distribution to the members of the Issuer or any assignees, prior and in preference to any distribution of any assets of the Issuer to the holders of any other class or series of securities, the greater of (i) the then-applicable liquidation preference, plus all accrued and unpaid dividends thereon and (ii) an amount equal to the amount the holders of the Preference Shares would have received had such holders converted their Preference Shares into Class A Shares immediately prior thereto, without giving effect to any limitations on ownership.
Preference Shares and Alternative Preference Shares are not entitled to vote in the election of directors and, other than as required by applicable law, do not have voting rights.
Board Representation
In connection with the closing of the Private Placement, the Issuer increased the size of its board of directors (the “Board”) by one director and appointed Bradley J. Gross, a managing director of Goldman Sachs to fill the new vacancy. Thereafter, BSPI has the right to nominate one director to the Board at each meeting of shareholders at which individuals will be elected member of the Board, and the Issuer has agreed to include such person in its slate of nominees for election to the Board and to use its reasonable best efforts to cause the election of such nominee. BSPI’s right to nominate a director will end when it and the Employee Funds cease to beneficially own Class A Shares representing at least 10% of the aggregate voting power of the outstanding Class A Shares, assuming exercise, conversion or exchange of all outstanding securities that are exercisable, convertible or exchangeable for or into Class A Shares, without regard to any limitation or restriction on exercise, conversion or exchange, but without regard to issuances of additional securities after closing other than in connection with management equity incentives (the “Minimum Ownership Threshold”).
Standstill and Voting Obligations

Pursuant to the Purchase Agreement, BSPI and the Employee Funds have agreed that until March 7, 2020, or an earlier change in control of the Issuer, BSPI and the Employee Funds will not, among other things, subject to various exceptions: (a) make, or in any way participate in any “proxy contest” or other solicitation of proxies, (b) acquire any securities of the Issuer if, immediately after such acquisition, BSPI, the Employee Funds (together with their affiliates) would beneficially hold in the aggregate more than 19.9% of the aggregate voting power of the Issuer, (c) knowingly transfer any Preference Shares, Alternative Preference Shares or Class A Shares to any third party who, together with its affiliates, is (or will become upon consummation of such sale, transfer or other disposition) a beneficial owner of 12.5% or more of the aggregate voting power of the Issuer’s common shares, (d) effect or seek to effect any tender or exchange offer, merger or other business combination involving the Issuer or its securities, or (e) call or seek to call any meeting of shareholders of the Issuer or other referendum or consent solicitation. In addition, subject to certain exceptions, BSPI and the Employee Funds have agreed during such standstill period  to vote any Class A Shares beneficially owned by it in accordance with the recommendations of the Board at each meeting of shareholders of the Issuer or pursuant to any action by written consent.
Participation Rights

Pursuant to the Purchase Agreement, the Issuer has agreed, subject to certain exceptions, that until BSPI and the Employee Funds collectively cease to meet the Minimum Ownership Threshold, BSPI and the Employee Funds will have the option to purchase their respective pro rata share of any proposed issuance by the Issuer of any common shares or preference shares of the Issuer.
Transfer Restrictions

Pursuant to the Purchase Agreement, prior to March 7, 2019, or an earlier change in control of the Issuer, BSPI and the Employee Funds may not transfer or enter into an agreement that transfers the economic consequences of ownership of the Preference Shares, or any Class A Shares or Alternative Preference Shares issuable or issued upon conversion of any of the Preference Shares, subject to certain exceptions specified in the Purchase Agreement.
Consent Rights and Qualifying Transactions

Pursuant to the Purchase Agreement, the Issuer has agreed, subject to certain exceptions, not to become party to certain change in control transactions other than a qualifying transaction in which holders of Preference Shares are entitled to receive cash or qualifying listed securities with a value at least equal to the then-applicable liquidation preference plus accrued and unpaid dividends. BSPI and the Employee Funds have agreed to vote (to the extent a voting right applies) and provide other support for any such qualifying transaction. The Issuer has agreed to provide a gross-up to BSPI and the Employee Funds for certain withholding taxes that may arise in connection with certain dividends upon redemption of the Preference Shares following certain change in control transactions other than qualifying transactions.
Registration Rights

The Purchase Agreement provides BSPI and the Employee Funds with certain registration and piggyback registration rights for the Preference Shares, Alternative Preference Shares and Class A Shares held by BSPI and the Employee Funds.
References to and descriptions of the Purchase Agreement, the Assignment Agreements, the Preference Shares and the Alternative Preference Shares set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, the Assignment Agreements and the Articles of Amendment, which are attached as Exhibit 1, Exhibits 3 and 4, and Exhibit 2 hereto and incorporated herein by this reference.
Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I, II-A and II-B hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.  As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing unitholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or distribution policy of the Issuer; materially changing the Issuer’s business or structure; changing the Issuer’s articles of amalgamation or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.
(a)-(b) The following disclosure assumes there are 64,804,347 Class A Shares of the Issuer outstanding, which includes (i) 55,304,347 Class A Shares outstanding as set forth in the Purchase Agreement and (ii) 9,500,000 Class A Shares of the Issuer deliverable upon conversion of the Preference Shares reported herein.

As of March 13, 2017, GS Group and Goldman Sachs may be deemed to share beneficial ownership of 39,471 Class A Shares acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing approximately 0.06% of the total number of Class A Shares.

Pursuant to Rule 13d-3 under the Act, following the Precedent Date, GS Group and Goldman Sachs may be deemed to share beneficial ownership of 9,500,000 Class A Shares, consisting of (i) 7,900,000 Class A Shares (deliverable to BS Principal upon conversion of the Preference Shares directly held by BS Principal as reported herein) and (ii) 1,600,000 Class A Shares (deliverable to the Employee Funds upon conversion of the Preference Shares directly held by the Employee Funds as reported herein), collectively representing approximately 14.66% of the outstanding Class A Shares.

Pursuant to Rule 13d-3 under the Act, following the Precedent Date the Reporting Persons may be deemed to share beneficial ownership, of 9,500,000 Class A Shares (deliverable to BSPI and the Employee Funds upon conversion of the Preference Shares directly held by BSPI and the Employee Funds), which constitutes approximately 14.66% of the outstanding Class A Shares.

Pursuant to Rule 13d-3 under the Act, following the Precedent Date, the Reporting Persons may be deemed to share voting and dispositive power with respect to any Class A Shares beneficially owned by BSPI and the Employee Funds.

Goldman Sachs serves as the direct or indirect manager for BSPI and Bridge Street and the Investment Manager for the Employee Funds.  Bridge Street is the general partner of the Employee Funds.

To the best knowledge of the Reporting Persons, no person named in Schedules I, II-A or II-B is the beneficial owner of any Class A Shares.

In accordance with the SEC Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

(c) Except as set forth in this Item 5, Schedule IV sets forth each transaction in the Class A Shares which were effected by any Reporting Person during the 60 day period prior to the date hereof. The transactions in the Class A Shares set forth on Schedule IV were effected on the NASDAQ Stock Exchange or in the over-the-counter market.

Except for the Private Placement and as otherwise described on Schedule IV, no transactions in the Class A Shares were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I, Schedule II-A or Schedule II-B, during the sixty day period from January 12, 2017 through March 13, 2017.

(d)  Except for clients of Goldman Sachs or another  investment advisor subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the  proceeds from the sale of, Class A Shares, if any, held in Managed Accounts, no person, other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Shares beneficially owned by the Reporting Persons and described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Goldman Sachs or another subsidiary of GS Group (collectively, “GS”) may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, (i) be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give GS direct or indirect voting, investment or dispositive power over, securities of the Issuer (the “Contracts”), and/or (ii) buy, sell and/or hold securities of the Issuer, which, in each of (i) and (ii), may be significant in amount.  The profit, loss and/or return on such Contracts and transactions may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing.  Accordingly, GS disclaims any beneficial ownership in the securities that may be referenced in such Contracts and transactions.

Item 7. Material to be Filed as Exhibits.
Exhibit No.	Description

1
Securities Purchase Agreement, dated as of February 14, 2017, by and between MDC Partners Inc. and Broad Street Principal Investments, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on February 15, 2017).

2	Articles of Amendment of MDC Partners Inc., filed March 7, 2017 (incorporated herein by reference to the Current Report on Form 8-K of the Issuer, filed on March 7, 2017).

3	Assignment and Assumption Agreement, dated as of March 6, 2017, by and between Broad Street Principal Investments, L.L.C. and StoneBridge 2017, L.P. (filed herewith).

4	Assignment and Assumption Agreement, dated as of March 6, 2017, by and between Broad Street Principal Investments, L.L.C. and StoneBridge 2017 Offshore, L.P. (filed herewith).

99.1	Joint Filing Agreement (filed herewith).

99.2	Power of Attorney, relating to The Goldman Sachs Group, Inc. (filed herewith).

99.3	Power of Attorney, relating to Goldman, Sachs & Co. (filed herewith).

99.4	Power of Attorney, relating to Broad Street Principal Investments, L.L.C. (filed herewith).

99.5	Power of Attorney, relating to StoneBridge 2017, L.P. (filed herewith).

99.6	Power of Attorney, relating to StoneBridge 2017 Offshore, L.P. (filed herewith).

99.7	Power of Attorney, relating to Bridge Street Opportunity Advisors, L.L.C.(filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 14, 2017

The Goldman Sachs Group, Inc.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Goldman, Sachs & Co.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Broad Street Principal Investments, L.L.C.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

StoneBridge 2017, L.P

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

StoneBridge 2017 Offshore, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C. its General Partner

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

Bridge Street Opportunity Advisors, L.L.C.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney in Fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India, Mark E. Tucker, who is a citizen of Great Britain, Mark O. Winkelman, who is a citizen of the Netherlands, and Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Former Chairman and CEO, Mercer LLC; Former CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.

Mark A. Flaherty	Former Vice Chairman, Wellington Management Company

William W. George	Senior Fellow at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Chairman of Johnson Capital Partners

Ellen J. Kullman	Former Chair and Chief Executive Officer of DuPont

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners

Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.

Debora L. Spar	President and CEO of Lincoln Center for the Performing Arts

Mark E. Tucker	Executive Director, Group Chief Executive and President of AIA Group Limited

David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.

Mark O. Winkelman	Private Investor

SCHEDULE II-A

The name and principal occupation of each member of the Corporate Investment Committee of the Merchant Banking Division of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing BSPI, SB Employee Fund, SB Employee Fund Offshore and Bridge Street are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Michael Bruun, Martin A. Hintze, Matthias Hieber, James Reynolds and Andrew E. Wolff is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui and Tianqing Li  is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur A. Sahu is Roppongi Hills Mori Tower 47th floor, 10-1 Roppongi 6-chome, Tokyo 106-6147, Japan.  The business address of Mitchell S. Weiss is 30 Hudson Street, Jersey city, NJ 07302-4699.

All members listed below are United States citizens, except as follows: Alex Golten and Stephanie Hui are citizens of the United Kingdom; James Reynolds is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany;  Matthias Hieber is a citizen of Austria; Ankur A. Sahu is a citizen of India; Nicole Agnew is a citizen of Canada; Michael Bruun is a citizen of Denmark and Tianqing Li is a citizen of the People’s Republic of China (Hong Kong permanent resident).

Name	Present Principal Occupation
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Nicole Agnew	Managing Director of Goldman, Sachs & Co.
Michael Bruun	Managing Director of Goldman, Sachs International
Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.
Christopher A. Crampton	Managing Director of Goldman, Sachs & Co.
Joe DiSabato	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.
Charles H. Gailliot	Managing Director of Goldman, Sachs & Co.
Alex Golten	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Managing Director of Goldman, Sachs International
Martin A Hintze	Managing Director of Goldman, Sachs International
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Managing Director of Goldman, Sachs & Co.
Yael Levy	Managing Director of Goldman, Sachs & Co.
Tianqing Li	Managing Director of Goldman Sachs (Asia) L.L.C.
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Eric Muller	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Managing Director of Goldman, Sachs & Co.
James Reynolds	Managing Director of Goldman, Sachs International
Ankur A. Sahu	Managing Director of Goldman Sachs Japan Co., Ltd.
Michael Simpson	Managing Director of Goldman, Sachs & Co.
David Thomas	Managing Director of Goldman, Sachs & Co.
Oliver Thym	Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Managing Director of Goldman Sachs International

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of (i) BSPI, and (ii) Bridge Street, the general partner of each of SB Employee Fund and SB Employee Fund Offshore, are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Philippe Camu, Martin A. Hintze, James H. Reynolds, Andrew E. Wolff, Matteo Botto Poala, Michael Bruun, Mike Ebeling, Matthias Hieber, Philippe H. Lenoble, Michele Titi- Cappelli, Michael M. Furth, Maximilliano Ramirez-Espain, Tim Campbell, Emilie Railhac, Sam Agnew and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Stephanie Hui, Xiang Fan, Michael Hui, Jay Hyun Lee, Wanlin Liu and Tianquing Li is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Ankur Sahu and Yuji Matsumoto is Roppongi Hills Mori Tower 47th floor, 10-1 Roppongi 6-chome, Tokyo 106-6147, Japan.  The business address of each of Joseph P. DiSabato and David Campbell is 555 California Street, San Francisco, CA 94104.  The business address of Julianne Ramming and Clayton Wilmer is 6011 Connection Drive, Irving, TX 75039. The business address of Amit Raje is Rational House, 951-A, Appasaheb Marathe Marg, Prabhadevi, Mumbai 400 025, India. The business address of Bin Zhu is Winland International Center, 7 Finance Street, Xicheng District, Beijing 100033, People’s Republic of China. The business address of each of Mitchell S. Weiss, Jason Levesque and Mark G. Riemann is 30 Hudson Street, Jersey City, NJ 07302-4699.

All executive officers listed below are United States citizens, except as follows: James H. Reynolds and Emilie Railhac are citizens of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze, Mike Ebeling, and Oliver Thym are citizens of Germany; Julian C. Allen, Sam Agnew, Tim Campbell and Stephanie Hui are citizens of the United Kingdom; Philippe Camu and Philippe H. Lenoble are citizens of Belgium; Matteo Botto Poala and Michele Titi-Cappelli are citizens of Italy; Maximilliano Ramirez-Espain is a citizen of Spain, Michael Bruun is a citizen of Denmark, Ankur Sahu, Harsh Nanda and Amit Raje are citizens of India, David Campbell is a  citizen of Australia, Nicole Agnew is a citizen of Canada, Matthias Hieber is a citizen of Austria, Xiang Fan is a citizen of the People’s Republic of China and Michael Hui, Wanlin Liu, Tianquing Li and Bin Zhu are citizens of the People’s Republic of China (Hong Kong permanent resident).  Jay Hyun Lee is a citizen of the Republic of Korea.  Yuji Matsumoto is a citizen of Japan.

Name	Position	Present Principal Occupation
Richard A. Friedman	Director and President	Managing Director of Goldman, Sachs & Co.
Philippe Camu	Vice President	Managing Director of Goldman Sachs International
Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.
Bradley J. Gross	Vice President	Managing Director of Goldman, Sachs & Co.
Matthias Hieber	Vice President	Managing Director of Goldman Sachs International
Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International
Stephanie Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.
Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.
Scott Lebovitz	Vice President	Managing Director of Goldman, Sachs & Co.
Eric Muller	Vice President	Managing Director of Goldman, Sachs & Co.
Sumit Rajpal	Vice President	Managing Director of Goldman, Sachs & Co.
James H. Reynolds	Vice President	Managing Director of Goldman Sachs International
Ankur Sahu	Vice President	Managing Director of Goldman Sachs Japan Co., Ltd.
Oliver Thym	Vice President	Managing Director of Goldman, Sachs & Co.
Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs International
Nicole Agnew	Vice President	Managing Director of Goldman, Sachs & Co.
Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.
Kirsten Anthony	Vice President	Managing Director of Goldman, Sachs & Co.
Anthony Arnold	Vice President	Managing Director of Goldman, Sachs & Co.
Allison Beller	Vice President	Managing Director of Goldman, Sachs & Co.
Matteo Botto Poala	Vice President	Managing Director of Goldman Sachs International
Michael Bruun	Vice President	Managing Director of Goldman Sachs International
David Campbell	Vice President	Managing Director of Goldman, Sachs & Co.
Tim Campbell	Vice President	Managing Director of Goldman Sachs International
David Castelblanco	Vice President	Managing Director of Goldman, Sachs & Co.
Christopher A. Crampton	Vice President	Managing Director of Goldman, Sachs & Co.
Mike Ebeling	Vice President	Managing Director of Goldman Sachs International
Xiang Fan	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Charles H. Gailliot	Vice President	Managing Director of Goldman, Sachs & Co.
Michael Hui	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Jonathan Hunt	Vice President	Managing Director of Goldman, Sachs & Co.
Gilbert H. Klemann	Vice President	Managing Director of Goldman, Sachs & Co.
Jay Hyun Lee	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International
Tianqing Li	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Wanlin Liu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Yuji Matsumoto	Vice President	Managing Director of Goldman Sachs Japan Co., Ltd.
Harsh Nanda	Vice President	Managing Director of Goldman, Sachs & Co.
Edward Pallesen	Vice President	Managing Director of Goldman, Sachs & Co.
Emilie Railhac	Vice President	Managing Director of Goldman Sachs International
Amit Raje	Vice President	Goldman Sachs (India) Securities Private Limited
Leonard Seevers	Vice President	Managing Director of Goldman, Sachs & Co.
Michele Titi-Cappelli	Vice President	Managing Director of Goldman Sachs International
Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.
Bin Zhu	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.
Sam Agnew	Vice President	Managing Director of Goldman Sachs International
Michael M. Furth	Vice President	Managing Director of Goldman Sachs International
Penny McSpadden	Vice President	Managing Director of Goldman Sachs International
Maximilliano Ramierez-Espain	Vice President	Managing Director of Goldman Sachs International
Laurie E. Schmidt	Vice President	Managing Director of Goldman, Sachs & Co.
Susan Hodgkinson	Vice President and Secretary	Vice President of Goldman, Sachs & Co.
William Y Eng	Vice President	Vice President of Goldman, Sachs & Co.
Scott Kilpatrick	Vice President	Vice President of Goldman, Sachs & Co.
Julianne Ramming	Vice President	Vice President of Goldman, Sachs & Co.
Clayton Wilmer	Vice President	Vice President of Goldman, Sachs & Co.
Wei Yan	Vice President	Vice President of Goldman, Sachs & Co.
David Thomas	Vice President, Assistant Secretary & General Counsel	Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss	Vice President & Assistant Treasurer	Managing Director of Goldman, Sachs & Co.
Jason Levesque	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.
Mark G. Riemann	Vice President & Assistant Treasurer	Vice President of Goldman, Sachs & Co.

SCHEDULE III
The Securities and Exchange Commission (the “SEC”) has alleged that the huddles program of Goldman, Sachs & Co. (“Goldman Sachs”) - a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients - created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on April 12, 2012 (the “ASI Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison (“Morrison”) was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer’s Office. From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill (“Cahill”), the then-Treasurer of Massachusetts. Morrison worked on Cahill’s campaign during work hours using firm resources. Morrison also made a secret, undisclosed cash campaign contribution to Cahill. Within two years of Morrison’s contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor. The SEC alleged that Goldman Sachs’s engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs’s failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37. Without admitting or denying such violations (except as to the SEC’s jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012 (the “Morrison Order”). Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9. Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033. Of the $7,558,942 in disgorgement, $2,120,547 will be deemed satisfied by Goldman Sachs’s payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the Commonwealth of Massachusetts. The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury. Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 will be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 will be transferred to the United States Treasury. The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massachusetts Water Pollution Abatement Trust on October 4, 2012.

The SEC has alleged that Goldman Sachs conducted inadequate due diligence in certain offerings and, as a result, failed to form a reasonable basis for believing the truthfulness of certain material representations in official statements issued in connection with those offerings. This resulted in Goldman Sachs offering and selling municipal securities on the basis of materially misleading disclosure documents. The SEC alleged that Goldman Sachs willfully violated Section 17(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The violations discussed in the Order were self-reported by Goldman Sachs to the SEC pursuant to the Division of Enforcement’s Municipalities Continuing Disclosure Cooperation Initiative. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Section 8A of the Securities Act and Section 15(b) of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 18, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 17(a)(2) of the Securities Act; (II) paid a civil money penalty in the amount of $500,000 on June 25, 2015; and (III) shall comply with the undertakings enumerated in the Order, including retaining an independent consultant to conduct a review of Goldman Sachs’s policies and procedures as they relate to municipal securities underwriting due diligence and requires Goldman Sachs to adopt the independent consultant’s recommendations (unless the SEC finds a recommendation unduly burdensome, impractical, or inappropriate, in which case Goldman Sachs shall not be required to abide by, adopt, or implement that recommendation).

The SEC has found that Goldman Sachs did not have a system of risk management controls and supervisory procedures reasonably designed to manage the financial, regulatory, and other risks of market access in relation to its listed equity options business, which contributed to the entry of erroneous electronic options orders on multiple options exchanges on August 20, 2013. The SEC found that Goldman Sachs willfully violated Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder in relation to its controls and supervisory procedures addressing (I) the entry of orders that exceed appropriate pre-set credit or capital thresholds; (II) the entry of erroneous orders that exceed appropriate price or size parameters or that indicate duplicative orders; and (III) the management of software changes that impact order flow. Without admitting or denying the violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on June 30, 2015 by the SEC pursuant to which Goldman Sachs: (I) shall cease and desist from committing or causing any violations and any future violations of Section 15(c)(3) of the Exchange Act and Rule 15c3-5 thereunder; (II) is censured; and (III) paid a total civil money penalty of $7 million on June 30, 2015.

The SEC alleged that Goldman Sachs violated Regulation SHO under the Exchange Act by improperly relying Goldman Sachs’s automated locate function in the order management system without having confirmed the availability of the securities to be located.  In addition, the SEC alleged that Goldman Sachs employees did not provide sufficient and accurate information with respect to these locates in Goldman Sachs’s locate log, which must reflect the basis upon which Goldman Sachs provided the locates. The SEC alleged that Goldman Sachs willfully violated Rule 203(b)(1) of Regulation SHO and Section 17(a) of the Exchange Act.  Without admitting or denying the violations, Goldman Sachs consented to the entry by the SEC of an Order Instituting Administrative and Cease-and-Desist Proceedings, pursuant to Sections 15(b) and 21C of the Exchange Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (Release No. 34-76899, Jan. 14, 2016).  Pursuant to the Order, Goldman Sachs must cease and desist from committing or causing any violations and any future violations of Rule 203(b)(1) of Regulation SHO, and any violations and any future violations of Section 17(a) of the Exchange Act and Rule 203(b)(1)(iii) thereunder relating to short sale locate records.  Also pursuant to the Order, Goldman Sachs was censured and paid a civil money penalty in the amount of $15,000,000 on January 20, 2016.  The SEC stated that, in determining to accept Goldman Sachs’s offer of settlement, it considered certain remedial acts taken by Goldman Sachs.

SCHEDULE IV

Trade Date	Buy (B) / Sell (S)	Quantity	Price
1/12/2017	B	408	$ 6.85
1/12/2017	B	645	$ 6.85
1/12/2017	S	4512	$ 6.85
1/12/2017	S	988	$ 6.85
1/12/2017	S	1553	$ 6.85
1/12/2017	B	44	$ 6.76
1/12/2017	S	9	$ 6.85
1/12/2017	S	44	$ 6.76
1/12/2017	B	988	$ 6.85
1/12/2017	B	1553	$ 6.85
1/12/2017	S	2541	$ 6.85
1/13/2017	B	74	$ 7.00
1/13/2017	B	1209	$ 7.00
1/13/2017	B	1757	$ 7.00
1/13/2017	S	76	$ 7.00
1/13/2017	S	9	$ 6.90
1/13/2017	S	100	$ 7.00
1/13/2017	S	83	$ 6.97
1/13/2017	B	83	$ 6.97
1/13/2017	B	76	$ 7.00
1/13/2017	S	1209	$ 7.00
1/13/2017	S	1757	$ 7.00
1/13/2017	B	175	$ 7.00
1/13/2017	B	2715	$ 7.00
1/17/2017	B	84	$ 6.75
1/17/2017	B	115	$ 6.90
1/17/2017	B	207	$ 6.75
1/17/2017	S	1662	$ 6.75
1/17/2017	S	2216	$ 6.75
1/17/2017	S	3286	$ 6.75
1/17/2017	S	14	$ 6.80
1/17/2017	S	70	$ 6.80
1/17/2017	B	18	$ 6.90
1/17/2017	B	122	$ 6.75
1/17/2017	B	1737	$ 6.75
1/17/2017	B	100	$ 6.78
1/17/2017	B	100	$ 6.78
1/17/2017	B	100	$ 6.88
1/17/2017	B	100	$ 6.73
1/17/2017	B	100	$ 6.78
1/17/2017	B	100	$ 6.78
1/17/2017	B	100	$ 6.83
1/17/2017	B	100	$ 6.78
1/17/2017	B	100	$ 6.95
1/17/2017	S	42	$ 6.75
1/17/2017	S	58	$ 6.75
1/17/2017	S	100	$ 6.95
1/17/2017	S	100	$ 6.80
1/17/2017	S	100	$ 6.73
1/17/2017	S	15	$ 6.75
1/17/2017	S	85	$ 6.80
1/17/2017	S	115	$ 6.90
1/17/2017	S	122	$ 6.75
1/17/2017	S	207	$ 6.75
1/17/2017	B	1662	$ 6.75
1/17/2017	S	1737	$ 6.75
1/17/2017	B	2216	$ 6.75
1/17/2017	B	3286	$ 6.75
1/17/2017	S	5098	$ 6.75
1/18/2017	B	136	$ 7.05
1/18/2017	B	2182	$ 7.05
1/18/2017	B	27	$ 6.81
1/18/2017	B	354	$ 7.05
1/18/2017	S	355	$ 7.05
1/18/2017	B	1	$ 6.90
1/18/2017	S	8	$ 6.90
1/18/2017	B	43	$ 6.95
1/18/2017	S	447	$ 7.05
1/18/2017	S	1455	$ 7.05
1/18/2017	B	100	$ 6.93
1/18/2017	B	100	$ 6.80
1/18/2017	S	33	$ 6.75
1/18/2017	S	67	$ 6.75
1/18/2017	S	100	$ 7.00
1/18/2017	S	1	$ 6.90
1/18/2017	S	27	$ 6.81
1/18/2017	S	136	$ 7.05
1/18/2017	S	354	$ 7.05
1/18/2017	B	355	$ 7.05
1/18/2017	B	447	$ 7.05
1/18/2017	B	1455	$ 7.05
1/18/2017	S	2182	$ 7.05
1/18/2017	S	1902	$ 7.05
1/18/2017	B	100	$ 7.05
1/18/2017	B	100	$ 7.05
1/18/2017	B	114	$ 7.05
1/18/2017	B	186	$ 7.05
1/18/2017	B	200	$ 7.05
1/18/2017	B	200	$ 7.05
1/18/2017	B	200	$ 7.05
1/18/2017	B	200	$ 7.05
1/18/2017	B	300	$ 7.05
1/18/2017	B	300	$ 7.05
1/19/2017	S	3025	$ 6.60
1/19/2017	S	53	$ 6.60
1/19/2017	B	358	$ 6.60
1/19/2017	S	633	$ 6.60
1/19/2017	S	100	$ 6.60
1/19/2017	S	100	$ 6.60
1/19/2017	S	100	$ 6.65
1/19/2017	S	100	$ 6.75
1/19/2017	S	100	$ 6.73
1/19/2017	S	100	$ 6.78
1/19/2017	S	100	$ 6.58
1/19/2017	S	100	$ 7.00
1/19/2017	S	100	$ 6.75
1/19/2017	S	1	$ 6.60
1/19/2017	S	100	$ 6.70
1/19/2017	S	100	$ 6.75
1/19/2017	S	100	$ 6.75
1/19/2017	S	100	$ 6.88
1/19/2017	S	100	$ 6.65
1/19/2017	B	378	$ 6.94
1/19/2017	S	378	$ 6.94
1/19/2017	B	53	$ 6.60
1/19/2017	S	358	$ 6.60
1/19/2017	B	633	$ 6.60
1/19/2017	B	3025	$ 6.60
1/19/2017	S	37	$ 6.60
1/19/2017	S	3041	$ 6.60
1/19/2017	S	100	$ 6.55
1/19/2017	S	300	$ 6.55
1/20/2017	B	7896	$ 6.25
1/20/2017	S	9	$ 6.30
1/20/2017	S	91	$ 6.25
1/20/2017	S	100	$ 6.30
1/20/2017	S	100	$ 6.28
1/20/2017	S	100	$ 6.28
1/20/2017	S	100	$ 6.33
1/20/2017	B	500	$ 6.25
1/20/2017	S	5716	$ 6.60
1/20/2017	S	2	$ 6.45
1/20/2017	S	32	$ 6.25
1/20/2017	B	408	$ 6.35
1/20/2017	S	192	$ 6.25
1/20/2017	S	100	$ 6.30
1/20/2017	S	100	$ 6.23
1/20/2017	S	100	$ 6.60
1/20/2017	S	1170	$ 6.57
1/20/2017	S	408	$ 6.35
1/20/2017	B	1170	$ 6.57
1/20/2017	B	32	$ 6.25
1/20/2017	B	192	$ 6.25
1/20/2017	B	158	$ 6.25
1/20/2017	S	190	$ 6.25
1/20/2017	B	5716	$ 6.60
1/20/2017	S	5716	$ 6.60
1/23/2017	B	1	$ 6.24
1/23/2017	B	275	$ 6.20
1/23/2017	B	77	$ 6.35
1/23/2017	B	77	$ 6.25
1/23/2017	B	100	$ 6.25
1/23/2017	B	100	$ 6.18
1/23/2017	B	100	$ 6.18
1/23/2017	B	100	$ 6.18
1/23/2017	B	100	$ 6.28
1/23/2017	B	100	$ 6.25
1/23/2017	S	100	$ 6.15
1/23/2017	S	100	$ 6.23
1/23/2017	S	100	$ 6.25
1/23/2017	S	1564	$ 6.22
1/23/2017	S	1	$ 6.24
1/23/2017	B	1564	$ 6.22
1/23/2017	B	47	$ 6.20
1/23/2017	B	53	$ 6.20
1/23/2017	S	275	$ 6.20
1/23/2017	B	100	$ 6.20
1/23/2017	B	100	$ 6.20
1/24/2017	B	5076	$ 6.65
1/24/2017	B	677	$ 6.65
1/24/2017	B	1	$ 6.70
1/24/2017	S	216	$ 6.65
1/24/2017	B	109	$ 6.30
1/24/2017	B	1	$ 6.70
1/24/2017	B	3	$ 6.70
1/24/2017	B	52	$ 6.70
1/24/2017	B	97	$ 6.70
1/24/2017	B	100	$ 6.70
1/24/2017	B	100	$ 6.70
1/24/2017	S	31	$ 6.50
1/24/2017	S	100	$ 6.40
1/24/2017	S	100	$ 6.55
1/24/2017	S	100	$ 6.60
1/24/2017	S	100	$ 6.55
1/24/2017	S	100	$ 6.60
1/24/2017	B	100	$ 6.68
1/24/2017	S	100	$ 6.38
1/24/2017	S	100	$ 6.40
1/24/2017	B	100	$ 6.20
1/24/2017	B	11	$ 6.70
1/24/2017	B	15	$ 6.75
1/24/2017	B	74	$ 6.70
1/24/2017	B	100	$ 6.60
1/24/2017	B	100	$ 6.20
1/24/2017	S	4	$ 6.30
1/24/2017	S	100	$ 6.65
1/24/2017	S	100	$ 6.50
1/24/2017	S	96	$ 6.68
1/24/2017	B	983	$ 6.29
1/24/2017	S	983	$ 6.29
1/24/2017	B	216	$ 6.65
1/24/2017	S	677	$ 6.65
1/24/2017	B	677	$ 6.65
1/24/2017	S	200	$ 6.68
1/25/2017	B	268	$ 6.90
1/25/2017	B	322	$ 6.90
1/25/2017	B	134	$ 6.90
1/25/2017	S	134	$ 6.90
1/25/2017	S	100	$ 6.95
1/25/2017	S	100	$ 6.85
1/25/2017	S	100	$ 7.00
1/25/2017	S	100	$ 7.00
1/25/2017	S	693	$ 6.87
1/25/2017	B	693	$ 6.87
1/25/2017	B	134	$ 6.90
1/25/2017	S	134	$ 6.90
1/25/2017	S	268	$ 6.90
1/25/2017	S	322	$ 6.90
1/25/2017	S	100	$ 6.90
1/25/2017	B	234	$ 6.90
1/25/2017	B	200	$ 6.93
1/26/2017	S	3	$ 6.90
1/26/2017	S	808	$ 6.75
1/26/2017	S	16	$ 6.75
1/26/2017	S	404	$ 6.75
1/26/2017	B	16	$ 6.75
1/26/2017	B	293	$ 6.75
1/26/2017	B	100	$ 6.73
1/26/2017	B	100	$ 6.90
1/26/2017	S	72	$ 6.70
1/26/2017	S	28	$ 6.75
1/26/2017	S	100	$ 6.95
1/26/2017	B	256	$ 6.94
1/26/2017	S	256	$ 6.94
1/26/2017	B	16	$ 6.75
1/26/2017	S	16	$ 6.75
1/26/2017	S	293	$ 6.75
1/26/2017	B	404	$ 6.75
1/26/2017	B	808	$ 6.75
1/26/2017	S	111	$ 6.75
1/26/2017	S	100	$ 6.70
1/26/2017	S	200	$ 6.70
1/26/2017	S	300	$ 6.70
1/27/2017	B	226	$ 6.60
1/27/2017	S	216	$ 6.60
1/27/2017	B	812	$ 6.60
1/27/2017	B	100	$ 6.63
1/27/2017	B	100	$ 6.70
1/27/2017	S	100	$ 6.65
1/27/2017	S	100	$ 6.65
1/27/2017	S	100	$ 6.65
1/27/2017	S	100	$ 6.70
1/27/2017	S	100	$ 6.70
1/27/2017	S	100	$ 6.70
1/27/2017	S	209	$ 6.72
1/27/2017	B	209	$ 6.72
1/27/2017	B	216	$ 6.60
1/27/2017	S	812	$ 6.60
1/27/2017	B	830	$ 6.60
1/27/2017	S	100	$ 6.60
1/27/2017	B	100	$ 6.60
1/27/2017	S	1046	$ 6.60
1/27/2017	B	100	$ 6.63
1/27/2017	B	100	$ 6.63
1/30/2017	S	3572	$ 6.45
1/30/2017	B	6	$ 6.50
1/30/2017	S	1787	$ 6.45
1/30/2017	B	42	$ 6.45
1/30/2017	B	58	$ 6.45
1/30/2017	B	100	$ 6.45
1/30/2017	B	100	$ 6.43
1/30/2017	B	100	$ 6.43
1/30/2017	B	100	$ 6.43
1/30/2017	B	100	$ 6.43
1/30/2017	B	100	$ 6.43
1/30/2017	B	100	$ 6.43
1/30/2017	B	100	$ 6.48
1/30/2017	B	100	$ 6.48
1/30/2017	B	100	$ 6.48
1/30/2017	B	100	$ 6.48
1/30/2017	B	100	$ 6.48
1/30/2017	B	38	$ 6.45
1/30/2017	B	62	$ 6.45
1/30/2017	B	100	$ 6.60
1/30/2017	B	1	$ 6.45
1/30/2017	B	829	$ 6.54
1/30/2017	S	1	$ 6.45
1/30/2017	S	6	$ 6.50
1/30/2017	S	829	$ 6.54
1/30/2017	S	10	$ 6.40
1/30/2017	S	90	$ 6.40
1/30/2017	S	100	$ 6.38
1/30/2017	S	100	$ 6.43
1/30/2017	B	1787	$ 6.45
1/30/2017	B	4888	$ 6.45
1/30/2017	S	4888	$ 6.45
1/30/2017	B	4888	$ 6.45
1/30/2017	S	100	$ 6.43
1/30/2017	S	100	$ 6.45
1/30/2017	B	100	$ 6.45
1/30/2017	S	100	$ 6.40
1/30/2017	S	6175	$ 6.45
1/30/2017	B	4888	$ 6.45
1/30/2017	S	4888	$ 6.45
1/31/2017	B	2	$ 6.40
1/31/2017	B	63	$ 6.40
1/31/2017	B	135	$ 6.40
1/31/2017	B	683	$ 6.40
1/31/2017	S	178	$ 6.40
1/31/2017	B	563	$ 6.40
1/31/2017	B	25	$ 6.43
1/31/2017	B	75	$ 6.43
1/31/2017	B	100	$ 6.43
1/31/2017	B	40	$ 6.35
1/31/2017	B	60	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.35
1/31/2017	B	100	$ 6.40
1/31/2017	B	100	$ 6.40
1/31/2017	B	100	$ 6.40
1/31/2017	B	100	$ 6.40
1/31/2017	B	100	$ 6.40
1/31/2017	B	100	$ 6.40
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.45
1/31/2017	B	100	$ 6.43
1/31/2017	B	100	$ 6.43
1/31/2017	B	100	$ 6.33
1/31/2017	B	100	$ 6.38
1/31/2017	B	100	$ 6.43
1/31/2017	B	100	$ 6.43
1/31/2017	B	200	$ 6.43
1/31/2017	B	100	$ 6.43
1/31/2017	B	100	$ 6.43
1/31/2017	B	2100	$ 6.40
1/31/2017	S	100	$ 6.33
1/31/2017	S	100	$ 6.33
1/31/2017	S	100	$ 6.33
1/31/2017	S	100	$ 6.38
1/31/2017	S	100	$ 6.33
1/31/2017	S	100	$ 6.33
1/31/2017	S	100	$ 6.33
1/31/2017	B	700	$ 6.40
1/31/2017	S	83	$ 6.33
1/31/2017	S	100	$ 6.33
1/31/2017	S	2	$ 6.55
1/31/2017	S	100	$ 6.33
1/31/2017	S	100	$ 6.33
1/31/2017	S	100	$ 6.33
1/31/2017	S	100	$ 6.33
1/31/2017	S	100	$ 6.33
1/31/2017	S	100	$ 6.38
1/31/2017	S	100	$ 6.38
1/31/2017	S	100	$ 6.38
1/31/2017	B	1411	$ 6.40
1/31/2017	S	100	$ 6.33
1/31/2017	S	42	$ 6.37
1/31/2017	B	42	$ 6.37
1/31/2017	S	63	$ 6.40
1/31/2017	S	135	$ 6.40
1/31/2017	B	178	$ 6.40
1/31/2017	S	210	$ 6.40
1/31/2017	S	563	$ 6.40
1/31/2017	S	683	$ 6.40
1/31/2017	B	100	$ 6.43
1/31/2017	B	1266	$ 6.40
1/31/2017	B	210	$ 6.40
1/31/2017	S	210	$ 6.40
2/1/2017	S	8084	$ 6.25
2/1/2017	S	1	$ 6.50
2/1/2017	B	3	$ 6.35
2/1/2017	S	46	$ 6.25
2/1/2017	S	813	$ 6.25
2/1/2017	S	100	$ 6.20
2/1/2017	S	100	$ 6.25
2/1/2017	S	100	$ 6.25
2/1/2017	S	100	$ 6.33
2/1/2017	S	100	$ 6.45
2/1/2017	S	79	$ 6.30
2/1/2017	B	100	$ 6.25
2/1/2017	B	100	$ 6.28
2/1/2017	B	110	$ 6.37
2/1/2017	S	110	$ 6.37
2/1/2017	B	46	$ 6.25
2/1/2017	B	813	$ 6.25
2/1/2017	S	148	$ 6.25
2/1/2017	B	102	$ 6.25
2/1/2017	S	100	$ 6.25
2/1/2017	S	100	$ 6.25
2/1/2017	S	200	$ 6.25
2/1/2017	S	200	$ 6.25
2/2/2017	B	5264	$ 6.75
2/2/2017	B	11	$ 6.75
2/2/2017	B	272	$ 6.75
2/2/2017	B	79	$ 6.35
2/2/2017	B	19	$ 6.75
2/2/2017	B	81	$ 6.75
2/2/2017	B	84	$ 6.55
2/2/2017	B	100	$ 6.50
2/2/2017	B	100	$ 6.75
2/2/2017	B	100	$ 6.40
2/2/2017	B	100	$ 6.68
2/2/2017	B	100	$ 6.78
2/2/2017	B	100	$ 6.50
2/2/2017	B	100	$ 6.50
2/2/2017	S	100	$ 6.75
2/2/2017	S	100	$ 6.75
2/2/2017	S	51	$ 6.80
2/2/2017	S	100	$ 6.35
2/2/2017	S	100	$ 6.50
2/2/2017	S	100	$ 6.40
2/2/2017	S	213	$ 6.34
2/2/2017	B	213	$ 6.34
2/2/2017	S	11	$ 6.75
2/2/2017	S	272	$ 6.75
2/2/2017	B	10	$ 6.75
2/2/2017	B	1	$ 6.75
2/2/2017	B	200	$ 6.75
2/3/2017	B	74	$ 6.95
2/3/2017	S	100	$ 6.95
2/3/2017	S	100	$ 6.95
2/3/2017	S	122	$ 6.95
2/3/2017	B	35	$ 6.85
2/3/2017	S	268	$ 6.95
2/3/2017	S	992	$ 6.95
2/3/2017	B	100	$ 6.83
2/3/2017	B	1074	$ 6.95
2/3/2017	S	173	$ 6.82
2/3/2017	S	186	$ 6.95
2/3/2017	S	9	$ 6.82
2/3/2017	S	670	$ 6.95
2/3/2017	S	12	$ 6.85
2/3/2017	S	1	$ 6.82
2/3/2017	S	100	$ 6.85
2/3/2017	S	100	$ 6.95
2/3/2017	S	100	$ 6.88
2/3/2017	S	100	$ 6.85
2/3/2017	S	100	$ 6.85
2/3/2017	S	37	$ 6.75
2/3/2017	S	63	$ 6.75
2/3/2017	S	1	$ 6.80
2/3/2017	S	46	$ 6.90
2/3/2017	S	54	$ 6.90
2/3/2017	S	99	$ 6.80
2/3/2017	S	100	$ 6.85
2/3/2017	S	100	$ 6.85
2/3/2017	S	100	$ 6.90
2/3/2017	S	100	$ 6.90
2/3/2017	S	100	$ 6.90
2/3/2017	S	100	$ 6.90
2/3/2017	S	100	$ 6.90
2/3/2017	S	2	$ 6.85
2/3/2017	S	98	$ 6.85
2/3/2017	S	100	$ 6.75
2/3/2017	S	100	$ 6.80
2/3/2017	S	100	$ 6.85
2/3/2017	S	100	$ 6.85
2/3/2017	S	100	$ 6.85
2/3/2017	S	100	$ 6.75
2/3/2017	S	100	$ 6.85
2/3/2017	S	100	$ 6.73
2/3/2017	S	100	$ 6.85
2/3/2017	S	100	$ 6.95
2/3/2017	B	1	$ 6.95
2/3/2017	B	100	$ 6.80
2/3/2017	B	99	$ 6.95
2/3/2017	B	100	$ 6.90
2/3/2017	B	100	$ 6.90
2/3/2017	B	100	$ 6.95
2/3/2017	B	100	$ 6.83
2/3/2017	B	100	$ 6.85
2/3/2017	S	700	$ 6.95
2/3/2017	B	1297	$ 6.80
2/3/2017	B	1	$ 6.82
2/3/2017	B	9	$ 6.82
2/3/2017	B	173	$ 6.82
2/3/2017	S	1297	$ 6.80
2/3/2017	B	161	$ 6.95
2/3/2017	S	161	$ 6.95
2/3/2017	B	186	$ 6.95
2/3/2017	B	268	$ 6.95
2/3/2017	B	670	$ 6.95
2/3/2017	B	992	$ 6.95
2/3/2017	S	1074	$ 6.95
2/3/2017	B	161	$ 6.95
2/3/2017	B	1074	$ 6.95
2/3/2017	S	1339	$ 6.95
2/3/2017	B	161	$ 6.95
2/3/2017	S	161	$ 6.95
2/3/2017	S	200	$ 6.90
2/6/2017	B	136	$ 6.70
2/6/2017	S	189	$ 6.70
2/6/2017	S	51	$ 6.70
2/6/2017	B	541	$ 6.70
2/6/2017	S	1	$ 6.73
2/6/2017	S	100	$ 6.73
2/6/2017	S	100	$ 6.63
2/6/2017	S	100	$ 6.68
2/6/2017	S	100	$ 6.73
2/6/2017	S	100	$ 6.85
2/6/2017	S	100	$ 6.70
2/6/2017	S	100	$ 6.73
2/6/2017	S	100	$ 6.75
2/6/2017	S	100	$ 6.75
2/6/2017	S	10	$ 6.70
2/6/2017	S	11	$ 6.75
2/6/2017	S	28	$ 6.75
2/6/2017	S	59	$ 6.75
2/6/2017	S	89	$ 6.75
2/6/2017	S	90	$ 6.70
2/6/2017	S	92	$ 6.75
2/6/2017	S	100	$ 6.60
2/6/2017	S	100	$ 6.65
2/6/2017	S	100	$ 6.70
2/6/2017	S	100	$ 6.70
2/6/2017	S	100	$ 6.70
2/6/2017	S	100	$ 6.75
2/6/2017	S	100	$ 6.75
2/6/2017	S	100	$ 6.75
2/6/2017	S	100	$ 6.75
2/6/2017	S	100	$ 6.75
2/6/2017	S	100	$ 6.75
2/6/2017	S	100	$ 6.75
2/6/2017	S	100	$ 6.75
2/6/2017	S	100	$ 6.75
2/6/2017	S	100	$ 6.85
2/6/2017	S	100	$ 6.85
2/6/2017	S	3	$ 6.75
2/6/2017	S	5	$ 6.75
2/6/2017	S	9	$ 6.75
2/6/2017	S	10	$ 6.75
2/6/2017	S	10	$ 6.75
2/6/2017	S	10	$ 6.75
2/6/2017	S	10	$ 6.75
2/6/2017	S	13	$ 6.75
2/6/2017	S	14	$ 6.75
2/6/2017	S	15	$ 6.80
2/6/2017	S	20	$ 6.80
2/6/2017	S	22	$ 6.75
2/6/2017	S	23	$ 6.75
2/6/2017	S	23	$ 6.75
2/6/2017	S	26	$ 6.80
2/6/2017	S	30	$ 6.70
2/6/2017	S	48	$ 6.75
2/6/2017	S	70	$ 6.70
2/6/2017	S	100	$ 6.65
2/6/2017	S	100	$ 6.65
2/6/2017	S	100	$ 6.65
2/6/2017	S	100	$ 6.65
2/6/2017	S	100	$ 6.70
2/6/2017	S	100	$ 6.70
2/6/2017	S	100	$ 6.75
2/6/2017	S	187	$ 6.80
2/6/2017	S	200	$ 6.60
2/6/2017	S	200	$ 6.75
2/6/2017	S	300	$ 6.75
2/6/2017	S	100	$ 6.65
2/6/2017	S	100	$ 6.65
2/6/2017	S	100	$ 6.73
2/6/2017	S	100	$ 6.73
2/6/2017	S	100	$ 6.75
2/6/2017	S	200	$ 6.75
2/6/2017	S	300	$ 6.70
2/6/2017	S	874	$ 6.82
2/6/2017	B	874	$ 6.82
2/6/2017	S	100	$ 6.73
2/6/2017	B	51	$ 6.70
2/6/2017	B	189	$ 6.70
2/6/2017	S	541	$ 6.70
2/6/2017	S	51	$ 6.70
2/6/2017	B	200	$ 6.73
2/7/2017	B	24	$ 6.84
2/7/2017	S	49	$ 6.90
2/7/2017	S	409	$ 6.90
2/7/2017	B	136	$ 6.90
2/7/2017	B	30	$ 6.90
2/7/2017	S	208	$ 6.90
2/7/2017	S	100	$ 6.80
2/7/2017	S	100	$ 6.85
2/7/2017	S	100	$ 6.75
2/7/2017	B	252	$ 6.69
2/7/2017	S	24	$ 6.84
2/7/2017	S	252	$ 6.69
2/7/2017	B	100	$ 6.88
2/7/2017	S	30	$ 6.90
2/7/2017	B	49	$ 6.90
2/7/2017	S	136	$ 6.90
2/7/2017	B	208	$ 6.90
2/7/2017	S	636	$ 6.90
2/7/2017	B	409	$ 6.90
2/8/2017	S	545	$ 6.70
2/8/2017	B	13	$ 6.70
2/8/2017	B	87	$ 6.70
2/8/2017	B	100	$ 6.70
2/8/2017	B	100	$ 6.90
2/8/2017	B	100	$ 6.68
2/8/2017	B	100	$ 6.68
2/8/2017	S	500	$ 6.70
2/8/2017	S	401	$ 6.70
2/8/2017	S	131	$ 6.70
2/8/2017	B	3	$ 6.70
2/8/2017	B	1102	$ 6.70
2/8/2017	S	100	$ 6.68
2/8/2017	S	100	$ 6.68
2/8/2017	S	100	$ 6.68
2/8/2017	S	100	$ 6.90
2/8/2017	B	348	$ 6.74
2/8/2017	S	3	$ 6.70
2/8/2017	S	348	$ 6.74
2/8/2017	B	131	$ 6.70
2/8/2017	B	401	$ 6.70
2/8/2017	B	545	$ 6.70
2/8/2017	S	1102	$ 6.70
2/8/2017	S	100	$ 6.68
2/8/2017	B	570	$ 6.70
2/8/2017	S	200	$ 6.68
2/8/2017	B	3	$ 6.75
2/9/2017	B	8	$ 6.88
2/9/2017	B	100	$ 6.88
2/9/2017	B	1616	$ 6.80
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.83
2/9/2017	B	100	$ 6.88
2/9/2017	B	100	$ 6.93
2/9/2017	B	100	$ 6.98
2/9/2017	B	16	$ 6.78
2/9/2017	S	1	$ 6.75
2/9/2017	S	500	$ 6.80
2/9/2017	B	100	$ 6.85
2/9/2017	B	100	$ 6.95
2/9/2017	B	43	$ 6.78
2/9/2017	B	57	$ 6.78
2/9/2017	B	1	$ 6.93
2/9/2017	B	100	$ 6.73
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.80
2/9/2017	B	100	$ 6.83
2/9/2017	B	100	$ 6.83
2/9/2017	B	99	$ 6.93
2/9/2017	B	100	$ 6.88
2/9/2017	B	100	$ 6.93
2/9/2017	B	100	$ 6.93
2/9/2017	B	100	$ 6.93
2/9/2017	B	100	$ 6.93
2/9/2017	B	100	$ 6.93
2/9/2017	B	100	$ 6.98
2/9/2017	B	11	$ 6.90
2/9/2017	B	89	$ 6.90
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.78
2/9/2017	B	100	$ 6.93
2/9/2017	B	100	$ 6.70
2/9/2017	B	64	$ 6.75
2/9/2017	B	100	$ 6.75
2/9/2017	S	36	$ 6.75
2/9/2017	S	64	$ 6.75
2/9/2017	S	145	$ 6.75
2/9/2017	B	500	$ 6.80
2/9/2017	S	1616	$ 6.80
2/9/2017	S	175	$ 6.80
2/9/2017	B	1291	$ 6.80
2/10/2017	S	2176	$ 6.95
2/10/2017	S	2444	$ 6.95
2/10/2017	B	1	$ 6.85
2/10/2017	S	46	$ 6.95
2/10/2017	B	966	$ 6.95
2/10/2017	B	1	$ 6.85
2/10/2017	S	1	$ 6.95
2/10/2017	S	1	$ 6.85
2/10/2017	S	1	$ 6.85
2/10/2017	B	1	$ 6.95
2/10/2017	B	13	$ 6.95
2/10/2017	S	13	$ 6.95
2/10/2017	B	46	$ 6.95
2/10/2017	S	966	$ 6.95
2/10/2017	B	13	$ 6.95
2/10/2017	B	906	$ 6.95
2/10/2017	B	13	$ 6.95
2/10/2017	S	13	$ 6.95
2/13/2017	S	293	$ 6.80
2/13/2017	B	5344	$ 6.80
2/13/2017	S	31	$ 6.80
2/13/2017	B	1	$ 6.85
2/13/2017	B	1	$ 6.98
2/13/2017	S	484	$ 6.87
2/13/2017	S	1	$ 6.98
2/13/2017	B	484	$ 6.87
2/13/2017	B	293	$ 6.80
2/13/2017	S	5344	$ 6.80
2/13/2017	S	222	$ 6.80
2/13/2017	B	222	$ 6.80
2/13/2017	B	2561	$ 6.80
2/14/2017	B	345	$ 6.75
2/14/2017	S	313	$ 6.77
2/14/2017	S	5	$ 6.78
2/14/2017	B	12	$ 6.78
2/14/2017	B	88	$ 6.75
2/14/2017	B	100	$ 6.80
2/14/2017	B	100	$ 6.83
2/14/2017	B	100	$ 6.75
2/14/2017	B	2490	$ 6.85
2/14/2017	B	313	$ 6.77
2/14/2017	S	2490	$ 6.85
2/14/2017	S	345	$ 6.75
2/14/2017	B	6204	$ 6.75
2/14/2017	S	6204	$ 6.75
2/14/2017	B	100	$ 6.75
2/14/2017	S	6204	$ 6.75
2/14/2017	B	3102	$ 6.75
2/14/2017	B	6204	$ 6.75
2/14/2017	S	6204	$ 6.75
2/14/2017	B	100	$ 6.78
2/14/2017	B	100	$ 6.78
2/14/2017	B	100	$ 6.80
2/14/2017	B	100	$ 6.80
2/14/2017	B	100	$ 6.80
2/15/2017	B	40	$ 9.00
2/15/2017	S	344	$ 8.65
2/15/2017	B	2847	$ 9.06
2/15/2017	S	2847	$ 9.06
2/15/2017	B	600	$ 8.60
2/15/2017	B	344	$ 8.65
2/15/2017	S	344	$ 8.65
2/16/2017	B	28	$ 8.85
2/16/2017	B	102	$ 8.85
2/16/2017	B	100	$ 8.95
2/16/2017	B	100	$ 8.95
2/16/2017	B	100	$ 8.98
2/16/2017	B	100	$ 8.98
2/16/2017	B	100	$ 9.03
2/16/2017	B	100	$ 9.08
2/16/2017	B	100	$ 8.83
2/16/2017	B	100	$ 8.83
2/16/2017	B	100	$ 8.83
2/16/2017	B	100	$ 8.83
2/16/2017	B	100	$ 8.78
2/16/2017	B	100	$ 8.83
2/16/2017	B	100	$ 8.83
2/16/2017	B	100	$ 8.93
2/16/2017	B	100	$ 8.98
2/16/2017	B	100	$ 8.98
2/16/2017	B	100	$ 9.03
2/16/2017	B	100	$ 9.03
2/16/2017	B	100	$ 9.03
2/16/2017	B	100	$ 9.03
2/16/2017	B	100	$ 9.03
2/16/2017	B	100	$ 9.08
2/16/2017	B	100	$ 9.13
2/16/2017	B	100	$ 9.18
2/16/2017	B	100	$ 9.18
2/16/2017	B	100	$ 9.25
2/16/2017	B	100	$ 9.00
2/16/2017	B	100	$ 9.00
2/16/2017	B	100	$ 9.15
2/16/2017	B	100	$ 8.78
2/16/2017	B	100	$ 8.83
2/16/2017	B	100	$ 8.98
2/16/2017	B	100	$ 8.98
2/16/2017	B	100	$ 8.98
2/16/2017	B	100	$ 9.03
2/16/2017	B	100	$ 9.25
2/16/2017	B	100	$ 9.40
2/16/2017	B	42	$ 8.85
2/16/2017	S	100	$ 8.83
2/16/2017	S	100	$ 8.80
2/16/2017	S	100	$ 8.83
2/16/2017	S	100	$ 8.83
2/16/2017	S	100	$ 8.83
2/16/2017	S	100	$ 8.83
2/16/2017	S	100	$ 8.78
2/16/2017	S	100	$ 8.78
2/16/2017	S	100	$ 8.78
2/16/2017	S	100	$ 8.93
2/16/2017	S	100	$ 8.95
2/16/2017	S	100	$ 8.95
2/16/2017	S	100	$ 8.98
2/16/2017	S	100	$ 8.98
2/16/2017	S	100	$ 8.98
2/16/2017	S	100	$ 8.98
2/16/2017	S	100	$ 8.98
2/16/2017	S	100	$ 8.98
2/16/2017	S	100	$ 8.98
2/16/2017	S	100	$ 9.00
2/16/2017	S	100	$ 9.03
2/16/2017	S	100	$ 9.03
2/16/2017	S	100	$ 9.08
2/16/2017	S	100	$ 9.08
2/16/2017	S	100	$ 9.13
2/16/2017	S	100	$ 9.18
2/16/2017	S	100	$ 9.18
2/16/2017	S	100	$ 9.18
2/16/2017	S	100	$ 9.18
2/16/2017	S	100	$ 9.23
2/16/2017	S	100	$ 9.33
2/16/2017	S	100	$ 9.40
2/16/2017	S	42	$ 8.85
2/16/2017	S	304	$ 8.85
2/16/2017	B	346	$ 8.85
2/21/2017	S	38	$ 8.88
2/21/2017	S	100	$ 8.88
2/21/2017	B	5800	$ 8.85
2/21/2017	B	6460	$ 8.85
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.83
3/1/2017	B	4	$ 8.80
3/1/2017	B	4	$ 8.85
3/1/2017	B	5	$ 8.75
3/1/2017	B	19	$ 8.85
3/1/2017	B	30	$ 8.80
3/1/2017	B	30	$ 8.80
3/1/2017	B	70	$ 8.80
3/1/2017	B	70	$ 8.80
3/1/2017	B	96	$ 8.80
3/1/2017	B	96	$ 8.85
3/1/2017	B	100	$ 8.65
3/1/2017	B	100	$ 8.65
3/1/2017	B	100	$ 8.70
3/1/2017	B	100	$ 8.75
3/1/2017	B	100	$ 8.75
3/1/2017	B	100	$ 8.75
3/1/2017	B	100	$ 8.75
3/1/2017	B	100	$ 8.75
3/1/2017	B	100	$ 8.75
3/1/2017	B	100	$ 8.75
3/1/2017	B	100	$ 8.80
3/1/2017	B	100	$ 8.80
3/1/2017	B	100	$ 8.80
3/1/2017	B	100	$ 8.80
3/1/2017	B	100	$ 8.80
3/1/2017	B	100	$ 8.80
3/1/2017	B	100	$ 8.80
3/1/2017	B	100	$ 8.80
3/1/2017	B	100	$ 8.85
3/1/2017	B	100	$ 8.85
3/1/2017	B	100	$ 8.85
3/1/2017	B	100	$ 8.85
3/1/2017	B	100	$ 8.85
3/1/2017	B	100	$ 8.85
3/1/2017	B	100	$ 8.85
3/1/2017	B	229	$ 8.85
3/1/2017	B	77	$ 8.70
3/1/2017	B	88	$ 8.75
3/1/2017	B	100	$ 8.75
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.80
3/1/2017	B	100	$ 8.80
3/1/2017	B	100	$ 8.85
3/1/2017	B	166	$ 8.75
3/1/2017	B	100	$ 8.75
3/1/2017	B	100	$ 8.75
3/1/2017	B	100	$ 8.75
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.68
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.73
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.83
3/1/2017	B	100	$ 8.70
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	100	$ 8.78
3/1/2017	B	900	$ 8.85
3/6/2017	S	300	$ 8.73
3/6/2017	S	840	$ 8.70

EXHIBIT 3

ASSIGNMENT AND ASSUMPTION AGREEMENT
THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Assignment”), dated as of March 6, 2017, is made by and between Broad Street Principal Investments, L.L.C., a Delaware limited liability company (“Assignor”) and StoneBridge 2017, L.P., a Delaware limited partnership (“Assignee”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement (as defined below).
WHEREAS, Assignor and MDC Partners Inc., a Canadian corporation (the “Company”), are parties to that certain Securities Purchase Agreement, dated as of February 14, 2017 (as may be amended, restated, modified or supplemented from time to time, the “Purchase Agreement”), pursuant to which, among other things, Assignor agreed to purchase, and the Company agreed to issue and sell, 95,000 Series 4 Convertible Preference Shares of the Company (the “Preferred Shares”) at the Closing;
WHEREAS, Section 6.07 of the Purchase Agreement provides that prior to the Closing, Assignor may assign all or any portion of its rights and obligations under the Purchase Agreement to one or more Purchaser Related Funds that execute and deliver to the Company a Joinder;
WHEREAS, Assignee is a Purchaser Related Fund; and
WHEREAS, Assignor desires to assign and transfer to Assignee all of Assignor’s rights and obligations with respect to the number of Preferred Shares set forth on Schedule I hereto (the “Assigned Preferred Shares”), and Assignee desires to accept and assume Assignor’s rights and obligations with respect to the Assigned Preferred Shares and become party to, adopt and agree to be bound by the Purchase Agreement, in each case pursuant to Section 6.07 of the Purchase Agreement and on the terms and conditions set forth therein.
NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:
1. Agreement to be Bound; Assignment.  Assignee hereby adopts and approves the Purchase Agreement and agrees to become a party to, and to be bound by and comply with the provisions of, the Purchase Agreement applicable to Assignor in the same manner as if the undersigned were the original Purchaser signatory to the Purchase Agreement.  Assignor hereby assigns and transfers to Assignee all of Assignor’s rights and obligations with respect to the Assigned Preferred Shares, and Assignee hereby accepts and assumes Assignor’s rights and obligations with respect to the Assigned Preferred Shares.
2. Further Assurances. Assignor and Assignee shall execute and deliver such further instruments of assumption and such additional instruments and take all such further actions reasonably requested by the other in order to effect the purposes and intent of this Assignment.
3. Successors and Assigns; Benefit and Binding Effect.  This Assignment shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
4. Amendment/Waiver.  Any provision of this Assignment may be amended or modified in whole or in part at any time by an agreement in writing between the parties hereto executed in the same manner as this Assignment.  No waiver or discharge of this Assignment shall be valid unless in writing and signed by the party against which the enforcement of such waiver or discharge is or may be sought.
5. Governing Law.  This Assignment shall be governed and construed in accordance with the laws of the State of New York.
6. Headings.  The headings contained in this Assignment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Assignment.
7. Severability.  If any provision or portion of any provision of this Assignment is held to be invalid, illegal or unenforceable, the remaining provisions of this Assignment shall remain in full force and effect, provided that the economic and legal substance of, any of the transactions contemplated by this Assignment is not affected in any manner materially adverse to any party. In the event of any such determination, the parties agree to negotiate in good faith to modify this Assignment to fulfill as closely as possible the original intent and purpose hereof. To the extent permitted by law, the parties hereby to the same extent waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.
8. Counterparts.  This Assignment may be executed in one or more counterparts, each of which shall be deemed to constitute any original, but all of which together shall constitute one and the same document. Signatures to this Assignment transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Assignment as of the date first above written.

ASSIGNOR

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Bradley J. Gross
Name:	Bradley J. Gross
Title:	Vice President

ASSIGNEE

STONEBRIDGE 2017, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C., as general partner

By:	/s/ Bradley J. Gross
Name:	Bradley J. Gross
Title:	Vice President

Schedule I

11,813 Preferred Shares

EXHIBIT 4

ASSIGNMENT AND ASSUMPTION AGREEMENT
THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Assignment”), dated as of March 6, 2017, is made by and between Broad Street Principal Investments, L.L.C., a Delaware limited liability company (“Assignor”) and StoneBridge 2017 Offshore, L.P., a Cayman Islands limited partnership (“Assignee”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement (as defined below).
WHEREAS, Assignor and MDC Partners Inc., a Canadian corporation (the “Company”), are parties to that certain Securities Purchase Agreement, dated as of February 14, 2017 (as may be amended, restated, modified or supplemented from time to time, the “Purchase Agreement”), pursuant to which, among other things, Assignor agreed to purchase, and the Company agreed to issue and sell, 95,000 Series 4 Convertible Preference Shares of the Company (the “Preferred Shares”) at the Closing;
WHEREAS, Section 6.07 of the Purchase Agreement provides that prior to the Closing, Assignor may assign all or any portion of its rights and obligations under the Purchase Agreement to one or more Purchaser Related Funds that execute and deliver to the Company a Joinder;
WHEREAS, Assignee is a Purchaser Related Fund; and
WHEREAS, Assignor desires to assign and transfer to Assignee all of Assignor’s rights and obligations with respect to the number of Preferred Shares set forth on Schedule I hereto (the “Assigned Preferred Shares”), and Assignee desires to accept and assume Assignor’s rights and obligations with respect to the Assigned Preferred Shares and become party to, adopt and agree to be bound by the Purchase Agreement, in each case pursuant to Section 6.07 of the Purchase Agreement and on the terms and conditions set forth therein.
NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:
1. Agreement to be Bound; Assignment.  Assignee hereby adopts and approves the Purchase Agreement and agrees to become a party to, and to be bound by and comply with the provisions of, the Purchase Agreement applicable to Assignor in the same manner as if the undersigned were the original Purchaser signatory to the Purchase Agreement.  Assignor hereby assigns and transfers to Assignee all of Assignor’s rights and obligations with respect to the Assigned Preferred Shares, and Assignee hereby accepts and assumes Assignor’s rights and obligations with respect to the Assigned Preferred Shares.
2. Further Assurances. Assignor and Assignee shall execute and deliver such further instruments of assumption and such additional instruments and take all such further actions reasonably requested by the other in order to effect the purposes and intent of this Assignment.
3. Successors and Assigns; Benefit and Binding Effect.  This Assignment shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.
4. Amendment/Waiver.  Any provision of this Assignment may be amended or modified in whole or in part at any time by an agreement in writing between the parties hereto executed in the same manner as this Assignment.  No waiver or discharge of this Assignment shall be valid unless in writing and signed by the party against which the enforcement of such waiver or discharge is or may be sought.
5. Governing Law.  This Assignment shall be governed and construed in accordance with the laws of the State of New York.
6. Headings.  The headings contained in this Assignment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Assignment.
7. Severability.  If any provision or portion of any provision of this Assignment is held to be invalid, illegal or unenforceable, the remaining provisions of this Assignment shall remain in full force and effect, provided that the economic and legal substance of, any of the transactions contemplated by this Assignment is not affected in any manner materially adverse to any party. In the event of any such determination, the parties agree to negotiate in good faith to modify this Assignment to fulfill as closely as possible the original intent and purpose hereof. To the extent permitted by law, the parties hereby to the same extent waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.
8. Counterparts.  This Assignment may be executed in one or more counterparts, each of which shall be deemed to constitute any original, but all of which together shall constitute one and the same document. Signatures to this Assignment transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document will have the same effect as physical delivery of the paper document bearing the original signature.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Assignment as of the date first above written.

ASSIGNOR

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:	/s/ Bradley J. Gross
Name:	Bradley J. Gross
Title:	Vice President

ASSIGNEE

STONEBRIDGE 2017 OFFSHORE, L.P.

By:	Bridge Street Opportunity Advisors, L.L.C., as general partner

By:	/s/ Bradley J. Gross
Name:	Bradley J. Gross
Title:	Vice President

Schedule I

4,187 Preferred Shares